Email thread to family

Hey Fam,

Just wanted to give everyone a heads-up that Blue Dot is raising a friend-and-family round. Absolutely zero pressure and no expectations whatsoever, but didn't want anyone to feel left out.

We're raising via wefunder and our campaign is here: https://wefunder.com/bluedotmotorworks
It will be friends-and-family only for the rest of this year (with better terms) before opening it up to the public in January. For a quick primer on what we're all about, here's our intro video from the site: Blue Dot Wefunder Video

Again, please don't feel any pressure to participate if it isn't a great fit for your situation.

With love,
Tom

Thanks everyone! Happy to answer any questions.

To answer the questions thus far:

It's not a donation, it's equity. You're buying future shares of the company. The campaign won't officially open until January, so right now you're just "reserving" a certain amount of money.

We're not opening it to the general public yet, just people the team knows personally. So if you have a friend that I know, that would be fair game.

Cheers!
Tom

Email to friends

Howdy folks,

Wanted to give y'all a heads-up on our friends and family raise and also catch up on things.

No pressure at all and I have zero expectations, but definitely didn't want anyone to feel left out, so here's a link to our campaign: https://wefunder.com/bluedotmotorworks

Still making a few tweaks to the site, but the basics are all there. We're doing friends and family for the rest of this year (with better terms) before opening it up to the public in January. Here's our summary video to get a taste for where we're at: [Blue Dot Wefunder](#)

Email to friend

Hey XXXX!

How've you been? How's the fam? Good holidays?

Wanted to run something past you on the off chance it's of interest. We're kicking off a crowd equity campaign for Blue Dot, and part of that is designating a lead investor. It was recommended to us that we choose someone we trust and who has investing bonafides, so I naturally thought of you. It does require investing $5K into the campaign, so I appreciate that may be a non-starter from the get go. Other than that, the main function is to cast the vote representing the SPV whenever there's a shareholder vote.

No worries at all if this isn't a good fit or if you think I'm crazy (you'd probably be right). But if it's interesting at all let me know and we'll set up a call. Here's the wefunder page: https://wefunder.com/bluedotmotorworks

Email to friend

Happy New Year! Hope your 2025 is off to a great start. Get up to anything good for NYE?

Just wanted to circle back on the wefunder campaign. What's your thinking on being the lead investor? No worries at all if it's not a good fit given your potential move. Just need to know in the next week or so so I can start thinking about an alternative.

Email to friends

Hey Friends!

First, I apologize for the all-contacts email. I don't have a great sense for who is tuned-in on socials these days (lord knows I avoid them as much as I can), and want to make sure that no one gets left out if they would have wanted to participate.

We have launched a friends-and-family campaign to raise money for Blue Dot Motorworks, my startup. In a nutshell, we have developed a portfolio of technologies for electrifying existing vehicles in a way that is, for the first time, both cost effective and scalable enough for a mass market. This is important from a climate perspective because no matter how quickly the sale of new vehicles transitions to EVs, the global stock of vehicles won't turn over fast enough for us to achieve the required emissions reductions (and not just by a little...we will miss badly). Road transportation is the biggest source of greenhouse gas emissions by end-use, so this is a big problem.

The campaign is through wefunder...a crowd equity platform that allows anyone to invest as little as $100 in startups. It is an investment, not a donation, and I would only want you to participate if you either believe in the likelihood of a positive return or believe in the mission, not as a "favor" to me. We are offering more favorable terms to friends and family than what will be offered once the campaign goes live and crosses a certain threshold.

The campaign page is here: https://wefunder.com/bluedotmotorworks
The company website is here: https://bluedotmotorworks.com/
Blue Dot on the Hardware to Save a Planet podcast, which answers a lot of likely questions, is here: Podcast

And of course, feel free to reach out with any questions. No worries at all if this isn't the right time or the right fit or of no interest!

Cheers,
Tom